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April 25, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn: Isabel Rivera

Re:	Mountain Crest Acquisition Corp. V Preliminary Proxy Statement on Form PRE14A Filed April 14, 2023 File No. 001-41062

Dear Ms. Rivera:

On behalf of Mountain Crest Acquisition Corp. V (the “Company”), we respond to the oral comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) provided telephonically to us on April 25, 2023, with respect to the above-referenced preliminary proxy statement on Form PRE14A filed on April 14, 2023 (the “PRE14A”).

The Company plans to file a definitive proxy statement on Form DEF14A to include the following disclosures, which reflects the Company’s responses to the comments provided by the Staff. All page references in the responses set forth below refer to the page numbers in the PRE14A.

1. Add the following disclosures on Page 20:

Risks Related to Being Deemed an Investment Company

If we are deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate the Initial Business Combination and liquidate the Company.

The Company could potentially be subject to the Investment Company Act and the regulations thereunder. If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless.

Ms. Isabel Rivera United States Securities and Exchange Commission Division of Corporation Finance Page 2

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may instruct the trustee to liquidate the securities held in the Trust Account, and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of the Initial Business Combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, we would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

As of the date hereof, substantially all of the assets held in the Trust Account are held in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The fact that the funds in our Trust Account have been held in securities makes it more likely that we could be deemed to be an unregistered investment company than other special purpose acquisition companies that hold their trust account funds solely in cash.

In order to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the initial business combination or liquidation of the Company. Following such liquidation, we would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

In addition, the longer that the funds in the Trust Account are held in money market funds invested exclusively in such securities the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless. Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

2. Make the following changes on page 22:

As of the date hereof, substantially all of the assets held in the Trust Account are held in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. There is uncertainty under the Investment Company Act whether certain special purpose acquisition companies, or “SPACs,” with trust account assets held in securities, that do not consummate an initial business combination within 24 months after the effective date the SPAC’s IPO registration statement, would fall within the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act ~~of 1940 (the “Investment Company Act”)~~. The Company’s IPO registration statement became effective on November 12, 2021. Due to this uncertainty, the Company intends to convert all of the assets held in the Trust Account into cash prior to November 12, 2023 to ensure that the Company does not fall within the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act. However, the longer that the funds in the Trust Account are held in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and rights following such a transaction and our rights would expire worthless. See “Risks Related to Being Deemed an Investment Company.”

Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Sherry Li at (212) 407-4939 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Suying Liu, CEO of Mountain Crest Acquisition Corp. V